Exhibit 99.2

March 25, 2026

VIA EMAIL AND REGISTERED MAIL

The Board of Directors
Radcom Ltd.
24 Raoul Wallenberg Street
Tel-Aviv 69719, Israel

Dear Members of the Board:

We are writing on behalf of Value Base Ltd. (including its affiliated entities) and the Zisapel siblings (collectively, the “Shareholders”), who together beneficially own approximately 19.27% of the Ordinary Shares of Radcom Ltd. (“Radcom” or the “Company”).

Our substantial investment in Radcom reflects our firm conviction that the Company possesses a fundamentally sound operating business, an established market position and significant potential to enhance shareholder returns.

Unfortunately, we believe this potential has been chronically under-realized due to a failure by a majority of the Board of Directors to execute value-maximization initiatives and efficiently manage capital reserves. In addition, the structure of the Company’s balance sheet is severely ineffective. Recent changes in the Company’s corporate governance, including the removal of the Chairman of the Board, have raised further concerns regarding the current trajectory of leadership. After review, we have concluded that the Company is materially underperforming and suffers from a persistent stagnation of shareholder value.

This chronic underperformance is not attributable to broader macroeconomic conditions; rather, it stems from governance and strategic deficiencies that fall squarely within the Board’s oversight responsibilities. We believe substantial shareholder value can only be unlocked through decisive action, beginning with the reconstitution of a significant portion of the Board with experienced, independent directors.

Accordingly, pursuant to Section 63(b)(2) of the Companies Law of 1999, Regulation 7A of the Companies Regulations (Relief for Companies whose Shares are listed on a Stock Exchange Outside of Israel), 2000, and Article 39 of the Company's Amended and Restated Articles of Association (the "Articles"), we hereby demand that the Board call, no later than April 6, 2026, a special meeting (the "Special Meeting"), that will be held no later than May 11, 2026. The agenda for this Special Meeting shall include the following items:

(1)	Number of Directors: To amend Article 38 as follows:

“Number of Directors The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than ~~nine~~ seven (~~9~~7)) as may be determined by Shareholder Resolution of the Company.”

(2)	Amendment to Article 39(c): To amend the first sentence of Article 39(c) of the Articles as follows:

"(c) Directors (other than External Directors) shall be elected at any ~~the Annual~~ General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors~~, or by the Board of Directors~~."

(3)	Amending Article 41: To add the following sentence at the end of Article 41 of the Articles:

“Notwithstanding the previous sentence, the directorship of board members who were appointed by the Board of Directors prior to the Special Meeting, shall automatically terminate upon the conclusion of the Special Meeting.”

(4)	Removal of Directors: The removal of the following directors from the Company’s Board of Directors, effective at the conclusion of the Special Meeting:

•	Rami Schwartz
•	Rachel (Heli) Bennun
•	Oren Most
•	Yaron Ravkaie
•	Andre Fuetsch

(5)	Election of New Directors: Subject to the approval of Item 2, the election by shareholders of the following candidates (the "Candidates") to the Company's Board of Directors, effective upon the conclusion of the Special Meeting, for the term set forth in Article 39(C) of the Articles:

•	Liat Aaronson
•	Tomer Jacob
•	Guy Levit

Enclosed are biographical summaries for each Candidate, along with the required director declarations and background questionnaires. We emphasize that these Candidates are highly qualified, independent and unaffiliated with the undersigned Shareholders. We believe this strong slate of directors, working alongside the remaining Board members, will be equipped to steer the Company toward market leadership and long-term value creation.

(6)	Approval of Compensation and Indemnification: The approval of compensation, exemption, indemnification and insurance for the Candidates at levels commensurate with those currently provided to the Company’s existing directors, based on the director compensation scheme approved at the Company's 2024 Annual General Meeting.

We remind the Board that your fiduciary duty is owed to all shareholders, rather than to the entrenchment of the existing Board.

We expect that during the period from the date hereof and until the Special Meeting is held, and the reconstituted board assumes its role, the Company will not enter into any material transactions or take any material actions that will affect its balance sheet, assets, cash reserves, corporate structure, corporate governance or governing documents.

For the avoidance of doubt, it is clarified that, except for the matters set forth in this letter, the undersigned Shareholders have no understandings, coordination or joint commitments regarding the Company’s shares.

Sincerely,

/s/ Value Base Ltd.	/s/ Klil Zisapel	/s/ Michael Zisapel
Value Base Ltd.	Klil Zisapel	Michael Zisapel

EXHIBIT A – BIOGRAPHICAL SUMMARIES

Liat Aaronson

Liat Aaronson, is co-founder and Managing Director of Horizen Labs Ventures (HLV), a Web3 advisory and a venture investment company that was launched out of Horizen Labs. Ms. Aaronson co-founded and served as Chief Operating Officer of Horizen Labs from its inception as a blockchain technology company until 2022. Ms. Aaronson is also the general manager of ZEP Fund Ltd., overseeing its investment activities. She is also a board member of the Israeli Democracy Institute; a member of the advisory board of the Friends of Reichman University and a member of the general assembly of Reichman University. Ms. Aaronson served as the Chairwoman of the investment committee of Infinity Pension Funds. Ms. Aaronson holds a B.A. in political economy of industrial societies (economics and political science, cum laude) from the University of California at Berkeley, an LL.B. and MBA from Tel Aviv University, and an LL.M. in European Law from the University of Leiden in the Netherlands (cum laude). Ms. Aaronson is also a member of the Israeli Bar Association since 1999.

Tomer Jacob

Tomer Jacob is a general parter of Hanaco Ventures and the managing partner of Aurelius Capital. From 2000 to 2021, Mr. Jacob served as a Managing Director at UBS Bank. He currently serves as a board member of Shikun & Binui Ltd. and until recently served on the board of Formula Systems (1985) Ltd. and Max IT Finance Ltd. Mr. Jacob holds a B.A. degree in Economics & Management and a B.Sc degree in Computer Science from The Tel Aviv–Yaffo Academic College of Management.

Guy Levit

Guy Levit is the founder and former Chief Executive Officer of TeleMessage Ltd., a provider of enterprise messaging and communications archiving solutions, a position he held from 1999 until its sale to Smarsh in 2024. Under his leadership, TeleMessage grew from inception to a global company serving Tier 1 telecommunications operators and large enterprises, completed multiple financing rounds, and was listed on the AIM market of the London Stock Exchange through Messaging International plc before subsequently being taken private. Since 2024, Mr. Levit serves as Executive Vice President, Capture Mobile, at Smarsh Inc, and also oversees its Israel operations. Mr. Levit has extensive experience in telecommunications, enterprise software, and cloud-based communications compliance, as well as in executive management, capital raising and strategic transactions. Earlier in his career, Mr. Levit served in Unit 8200 of the Israel Defense Forces, where he was the head of the Planning & Development Department. Mr. Levit holds an M.B.A. from Tel Aviv University and a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology.